UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14030158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

SEC FILE NUMBER
8- 53582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Headwaters BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 17th Street, Suite 1725
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephanie Hawley 303-531-4604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

7979 East Tufts Ave, Suite 400 (Address) Denver (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Stephanie Hawley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Headwaters BD, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephanie Hawley
Signature

Controller / Vice President - Finance
Title

M. McGinley
Notary Public


MICHAEL McGINLEY
NOTARY PUBLIC
STATE OF COLORADO
MY COMMISSION EXPIRES 1/22/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
FEB 24 2014
Washington DC
404



HEADWATERS | BD

**Financial Statement
and
Independent Auditors' Report
December 31, 2013**

This report is deemed A PUBLIC DOCUMENT in accordance with Rule 17a-5(c)(3)

HEADWATERS BD, LLC

Table of Contents

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT

Managing Member
Headwaters BD, LLC
Denver, Colorado

We have audited the accompanying financial statement of Headwaters BD, LLC, which is comprised of the statement of financial condition as of December 31, 2013, and the related notes to the financial statement.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENT

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Headwaters BD, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

EKS+H LLLP

EKS&H LLLP

February 17, 2014
Denver, Colorado

HEADWATERS BD, LLC

Statement of Financial Condition
December 31, 2013

Assets

Current assets	
Cash and cash equivalents	$ 928,212
Advisory and other fees receivable, net	380,954
Other receivable	218,967
Prepaid expenses	53,715
Total current assets	1,581,848
Property and equipment, net	209,358
Deposits and other	124,084
Total assets	$ 1,915,290

Liabilities and Member's Equity

Current liabilities	
Accounts payable and accrued expenses	$ 754,999
Current portion of deferred rent obligation	13,140
Total current liabilities	768,139
Deferred rent obligation, net of current portion	267,544
Total liabilities	1,035,683
Commitments and contingencies	
Member's equity	879,607
Total liabilities and member's equity	$ 1,915,290

See notes to financial statements.

HEADWATERS BD, LLC

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

Headwaters BD, LLC (the "Company") was formed in December 2005 as a Delaware limited liability company and began operations January 1, 2006. The Company, headquartered in Denver, Colorado, is licensed as a broker-dealer with the SEC and is a registered member of the Financial Industry Regulatory Authority. The Company offers its clients a variety of investment banking services, including mergers and acquisitions, capital raising, and financial advisory services. The Company is engaged in a single line of business as a securities broker-dealer. The Company is exempt from Rule 15c3-3 under Subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

The Company is a wholly owned subsidiary of Headwaters MB, LLC (the "Parent"). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statement. The operating results could vary from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. At December 31, 2013, the amount in excess of federally insured limits was approximately $715,000.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers. The Company assesses the financial condition of its customers to reduce credit risk.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, receivables, prepaids, and accrued expenses, approximated fair value as of December 31, 2013 because of the relatively short maturity of these instruments.

Advisory and Other Fees Receivable

Advisory and other fees receivable are non-interest bearing and are recorded as earned by the Company. An allowance for uncollectible amounts is established to cover future losses based on management's best estimate of uncollectible amounts. Uncollectible receivables are charged against the reserve when identified. As of December 31, 2013, the Company determined that no allowance was necessary.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is provided utilizing the straight-line method over the estimated useful lives for owned assets, which is estimated to be three years, and the related lease terms for leasehold improvements.

Deferred Rent

The Company has entered into an operating lease agreement for its corporate office, which contains provisions for future rent increases, free rent, and landlord-provided leasehold improvements. The Company records monthly rent expense on a straight-line basis. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent obligation, which is reflected as a separate line item in the accompanying statement of financial condition.

Income Taxes

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, all taxable income and losses are reported on the income tax return of the managing member, and no provision for income taxes has been recorded in the accompanying financial statement.

The Company applies guidance of Accounting Standards Codification Topic 740, *Accounting for Uncertainty in Income Taxes*. Under this guidance, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the managing member rather than the Company. Accordingly, there would be no effect on the Company's financial statement.

The Company's information returns for tax years subject to examination by tax authorities include 2009 and 2010 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statement was available to be issued. There were no material subsequent events that required recognition or disclosure in the financial statement.

Note 2 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company's net capital at December 31, 2013 was $364,461, which exceeded the minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 2.57 to 1 as of December 31, 2013.

Note 3 - Property and Equipment

Property and equipment consist of the following at December 31, 2013:

Furniture and fixtures	$ 44,286
Computer equipment	127,237
Software	4,303
Leasehold improvements	188,802
	364,628
Less accumulated depreciation and amortization	(155,270)
	$ 209,358

Note 4 - Due to Parent

As of December 31, 2013, the Company owed $168,124 to the Parent, which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

Note 5 - Member's Equity

Effective August 31, 2010, the Parent adopted an Amended and Restated Operating Agreement (the "Agreement"). The Agreement converted Class A and Class C shares under the original operating agreement into Class A Preferred shares. The Agreement converted Class B shares under the original operating agreement into Class B Preferred shares.

The Agreement established the 2010 Equity Incentive Plan (the "2010 Plan"). The 2010 Plan allowed for the Parent to grant profit interests to employees and affiliates for performing services to or for the benefit of the Company.

The original operating agreement included a 2001 Equity Incentive Plan (the "2001 Plan"), which offered Class B stock options. Under the Agreement, the outstanding options from the 2001 Plan allowed holders of the Class B stock options to exercise the options for an equal number of Class B Preferred shares under the Agreement. The converted shares contain the same rights and privileges of the options prior to conversion.

Note 5 - Member's Equity (continued)

Profit Interests

Periodically, the Parent may issue Class A Common shares profit interests to the Company's employees and affiliates. As of December 31, 2013, there were 365,000 Class A Common shares profit interests outstanding.

The profit interests were 100% vested upon issuance and allow the holder to participate in the profits and losses and distributions of the Parent from the date of grant in proportion to their percentage interest. The holder does not receive an initial capital account. The Company determined that the profit interests should be reported as equity instruments; however, a value could not be reasonably estimated at the grant date. Therefore, distributions to the profit interests will be recognized in equity during the year of distribution.

Stock Options

During the year ended December 31, 2010, the Parent granted stock options to certain employees and affiliates of the Company to purchase 100,000 Class A Preferred shares. The stock options vest over a period of four years. Compensation related to these stock options was not considered significant.

During each of the years ended December 31, 2013 and 2012, the Parent issued 66,666 performance-based stock options to an employee. The stock options vest over a period of one year once the performance requirement is met. The performance requirement was not met in 2013. Under the agreement, another 66,668 performance-based stock options will be granted to the employee on December 31, 2014 with the same vesting and performance requirements.

Note 6 - Commitments and Contingencies

Operating Leases

The Company leases office space and facilities under a non-cancelable operating lease expiring December 31, 2018.

Future minimum lease payments under the lease are approximately as follows:

Year Ending December 31,	
2014	$ 136,575
2015	185,331
2016	188,753
2017	192,174
2018	195,026
	$ 897,859

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Managing Member
Headwaters BD, LLC
Denver, Colorado

In planning and performing our audit of the financial statement of Headwaters BD, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, the practices and procedures referred to in the preceding paragraph, and whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Managing Member
Headwaters BD, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

EKS+H LLLP

EKS&H LLLP

February 17, 2014
Denver, Colorado

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

Managing Member
Headwaters BD, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Headwaters BD, LLC (the "Company"), the SEC, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the AICPA. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, if applicable.

Managing Member
Headwaters BD, LLC

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EKS+H LLLP

EKS&H LLLP

February 17, 2014
Denver, Colorado

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053582 FINRA DEC
HEADWATERS BD LLC 17*17
1225 17TH ST STE ~~2400~~ 1725
DENVER CO 80202-5523

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Stephanie Hawley
303-531-4604

2. A. General Assessment (item 2e from page 2) $ 21,238

B. Less payment made with SIPC-6 filed (exclude interest) (10,748)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,490

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,490

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Headwaters BD, LLC
(Name of Corporation, Partnership or other organization)

Stephanie Hawley
(Authorized Signature)

Controller / VP-Finance
(Title)

Dated the 7th day of February, 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,807,809

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. (303,000)

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ (9,667)

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 8,495,142

2e. General Assessment @ .0025 $ 21,238

(to page 1, line 2.A.)